Room 4561
Via fax (781) 565-5565

July 10, 2009

Paul A. Ricci
Chairman of the Board and CEO
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

> **Re: Nuance Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 1, 2008**
> **Form 10-Q for the Quarterly Period Ended March 31, 2009**
> **Filed May 11, 2009**
> **Forms 8-K Filed February 9, 2009 and May 11, 2009**
> **File no. 0-27038**

Dear Mr. Ricci:

We have reviewed your response letter dated June 22, 2009 in connection with the above referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated May 22, 2009.

Form 8-K Filed on May 11, 2009

1.   We note your response to our prior comment 3. In future filings where you provide non-GAAP information, please revise your disclosures to provide more substantive reasons why management believes this information is useful to investors. For instance, at a minimum, please include the following information as provided in your response:

- A discussion of how management uses this information in analyzing and assessing the overall performance of the business as indicated in the first bullet point of your response (i.e. budgeting and forecasting, allocating resources and establishing management's compensation).

- Expand your discussion regarding the exclusion of transition, integration and other acquisition-related costs to include the information as provided in the third bullet point of your response.
- Consider removing your reference to "future liquidity" in your discussion of other expenses so to avoid the implication that management uses this non-GAAP information as a measure of liquidity or alternatively, clarify the reasons for such reference.

Please provide a sample of the disclosures you intend to include in your future filings to address the above bullet points as well as the disclosures with regards to the exclusion of amortization of intangibles, which as indicated in the fourth bullet point of your response, you stated you would revise.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 and David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief